                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (AMENDMENT NO. 1)


                        ASSOCIATED MATERIALS INCORPORATED
                                (Name of Issuer)





                    COMMON STOCK, PAR VALUE $.0025 PER SHARE
                         (Title of Class of Securities)


                                   045709 10 2
                                 (CUSIP Number)


                                NOVEMBER 2, 1998
             (Date of Event Which Requires Filing of this Statement)



             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [ ]  Rule 13d-1(b)
                    [ ]  Rule 13d-(c)
                    [X]  Rule 13d-1(d)




                                Page 1 of 6 Pages



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======================                                         =================
CUSIP NO.  045709 10 2                13G                      PAGE 2 OF 6 PAGES
======================                                         =================
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             WINSPEAR FAMILY LIMITED PARTNERSHIP, A TEXAS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
                      5      SOLE VOTING POWER

                              3,319,725
   NUMBER OF          ----------------------------------------------------------
     SHARES            6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  -0-
      EACH             ---------------------------------------------------------
    REPORTING          7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                    3,319,725
                       ---------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------

 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,319,725
--------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|


--------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            49.0%
--------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON*

            PN
================================================================================





                      *SEE INSTRUCTIONS BEFORE FILLING OUT



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======================                                         =================
CUSIP NO.  045709 10 2                13G                      PAGE 3 OF 6 PAGES
======================                                         =================
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     WILLIAM W. WINSPEAR
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.
--------------------------------------------------------------------------------
                      5      SOLE VOTING POWER

                              3,606,285
   NUMBER OF          ----------------------------------------------------------
     SHARES            6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  -0-
      EACH             ---------------------------------------------------------
    REPORTING          7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                    3,606,285
                       ---------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,606,285
--------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------

 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             53.2%
--------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON*

             IN
================================================================================





                      *SEE INSTRUCTIONS BEFORE FILLING OUT



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ITEM 1(a).     NAME OF ISSUER:

               Associated Materials Incorporated

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               2200 Ross Avenue, Suite 4100 East
               Dallas, Texas 75201

ITEM 2(a).     NAME OF PERSON FILING:

               William W. Winspear
               Winspear Family Limited Partnership, a Texas limited partnership

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               2200 Ross Avenue, Suite 4100 East
               Dallas, Texas 75201

ITEM 2(c).     CITIZENSHIP:

               William W. Winspear -- U.S.A.
               Winspear Family Limited Partnership -- Texas

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.0025 per share

ITEM 2(e).     CUSIP NUMBER:

               045709 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.



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ITEM 4.        OWNERSHIP:

               The Winspear Family Limited Partnership ("WFLP") beneficially owns 3,319,725 shares of Common Stock of Associated Materials Incorporated ("AMI"). WFLP has sole voting and dispositive power with respect to such shares. The general partner of WFLP is The Winspear FLP Revocable Trust (the "Winspear Trust"). William W. Winspear is the sole trustee of the Winspear Trust, and in that capacity may be deemed to beneficially own the shares AMI Common Stock held by the WFLP. In addition to the shares of AMI Common Stock held by the WFLP, Mr. Winspear beneficially owns an additional 286,560 shares of Common Stock.

               (a)      Amount beneficially owned:  3,606,285

               (b)      Percent of Class:  53.2%

               (c)      Number of Shares as to which such person has:

                        (i)      Sole power to vote or direct the vote:
                                 3,606,285

                        (ii)     Shared power to vote or direct the vote:  -0-

                        (iii) Sole power to dispose or to direct the disposition of: 3,606,285

                        (iv) Shared power to dispose or to direct the disposition of: -0-

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               Not applicable.





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                                   SIGNATURES



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 2, 1999          WINSPEAR FAMILY LIMITED PARTNERSHIP


                                 By:   /s/ William W. Winspear
                                    -----------------------------------------
                                    William W. Winspear,
                                    Trustee of The Winspear FLP Revocable Trust,
                                    the General Partner of the Winspear Family
                                    Limited Partnership


                                      /s/ William W. Winspear
                                    -----------------------------------------
                                    William W. Winspear



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